U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 4, 2023

VIA EDGAR TRANSMISSION

Matthew Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724
Cromwell Foresight Global Sustainable Infrastructure Fund (S000079359)

Dear Mr. Williams:

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 9, 2022 regarding the Trust’s Post-Effective Amendment No. 10 (“PEA No. 10”) to its registration statement, filed on behalf of its series, Cromwell Foresight Global Sustainable Infrastructure Fund, (the “Fund”). The Trust’s registration statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on October 17, 2022 for the purpose of registering the Fund as a new series of the Trust. The Trust will file a post-effective amendment to its registration statement reflecting the revisions discussed herein in response to your comments and also to complete any other outstanding information. The Trust will also file all outstanding exhibits to the registration statement prior to the Fund commencing operations.

The Trust’s responses to your comments are as follows:

PROSPECTUS COMMENTS

Cover Page

1.Staff Comment: On the cover of the prospectus, please update the Fund’s ticker symbols when available.

Response: The Trust confirms that it has now inserted the following ticker symbols on the Fund’s cover page as follows:

Investor Class Shares (CFGVX)
Institutional Class Shares (CFGIX)

Fees and Expenses Table and Expense Example

2.Staff Comment: Regarding the Fees and Expense table on page 1, please remove footnote 1 describing the Fund’s Operating Expenses Limitation Agreement since the Fund anticipates operating under its expense cap, and therefore reflecting no expense reimbursements in the table.

Response: The Trust responds by revising the Fees and Expenses table. After further review and calculation, it was determined that the Fund anticipates the need to waive fees and expenses during its first year of operations. Accordingly, the footnote remains in place. (See Appendix 1.)

3.Staff Comment: On page 1, in the first sentence of the paragraph preceding the Expense Example, please add “or hold” where indicated. Also, please consider removing reference to the Operating Expense Limitation Agreement in the penultimate sentence of the paragraph if it is not applicable.

Response: The Trust responds by revising the referenced paragraph as requested. (See Appendix 1.)

Principal Investment Strategies

4.Staff Comment: On page 2, under “Principal Investment Strategies,” please review the second sentence of the first paragraph and add any missing corresponding risk disclosure to the “Principal Risks” section to address the types of investments listed in the sentence.

Response: The Trust responds by confirming it has reviewed the referenced sentence and notes that of the list of investments — listed investment trusts, REITs, ETFs and other investment company structures (depending on the relevant jurisdictions) or units of master limited partnerships — the Trust had provided corresponding risk disclosure for ETFs and MLPs. The Trust has now added risk disclosure for Listed Investment Trusts, REITs, and other investment companies, to the Principal Risks sections in both Items 4 and 9 as shown below:

Item 4
•Listed Investment Trusts Risk. Listed investment trusts are investment vehicles organized as trusts that issue a fixed number of shares in an initial public offering, after which their shares trade at market value on an exchange. The net asset value of an investment trust fluctuates due to the valuation changes of the investment securities or assets held by the investment trust (assets denominated in foreign currencies are also subject to the exchange rate fluctuations subject to hedging strategy). However, because the shares of a listed investment trust trade at market value on an exchange, such shares can trade below their net asset value (known as a discount) or above net asset value (known as a premium). Current market uncertainty has pushed investment trusts to the widest discounts in years, and there is a risk that such discounts may continue to widen after the Fund has made an investment. Investment trusts that trade at a discount are not typically able to issue new shares to invest in new assets or securities and may not succeed in conducting accretive investment activity for growth.

Item 9
Listed Investment Trusts Risk. Listed investment trusts are investment vehicles organized as trusts that issue a fixed number of shares in an initial public offering, after which their shares trade at market value on an exchange. The net asset value of an investment trust fluctuates due to the valuation changes of the investment securities or assets held by the investment trust (assets denominated in foreign currencies are also subject to the exchange rate fluctuations subject to hedging strategy). However, because the shares of a listed investment trust trade at market value on an exchange, such shares can trade below their net asset value (known as a discount) or above net asset value (known as a premium). The more an investment trust falls out of favor and the less demand there is for its shares, the lower the price those selling shares of the trust may have to accept in order to liquidate their position; conversely, purchasers of shares may take advantage of such discount. Current market uncertainty has pushed investment trusts to the widest discounts in years, and there is a risk that such discounts may continue to widen after the Fund has made an investment. Investment trusts that trade at a discount are not typically able to issue new shares to invest in new assets or securities and may not succeed in conducting accretive investment activity for growth. In addition to these risks, when the Fund invests in a listed investment trust it is subject to the risks described herein with respect to investments in other investment companies generally, including that shareholders of the Fund will indirectly bear their proportionate share of fees and expenses of the investment trust, as well as commissions in connection with its purchase and sale of shares.

Item 4
•REIT Investment Risk. The Fund’s investments in REITs will, among other things, be subject to many of the same risks as a direct investment in real estate. The stock prices of companies in the real estate industry, including REITs, are typically sensitive to changes in real estate values, property taxes, interest rates, cash flow of underlying real estate assets, occupancy rates, government regulations affecting zoning, land use, and rents, as well as the management skill and creditworthiness of the issuer.

Item 9
REIT Investment Risk. The Fund’s investments in REITs will, among other things, be subject to many of the same risks as a direct investment in real estate. The stock prices of companies in the real estate industry, including REITs, are typically sensitive to changes in real estate values, property taxes, interest rates, cash flow of underlying real estate assets, occupancy rates, government regulations affecting zoning, land use, and rents, as well as the management skill and creditworthiness of the issuer.

In general, real estate values are affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs also depend generally on their ability to generate cash flow to make distributions to shareholders or unitholders and are subject to the risk of failing to qualify for favorable tax treatment under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be taxed as a corporation, and thus, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.

Item 4
•Other Investment Companies Risk. Investing in other investment companies subjects the Fund to those risks affecting the investment companies themselves, including the possibility that the value of the underlying securities held by an investment company could decrease or an investment company’s portfolio becomes illiquid. Additionally, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. To the extent that the Fund invests in other investment companies, investors in the Fund will bear both their proportionate share of expenses in the Fund and, indirectly, the expenses of the investment companies in which the Fund invests.

Item 9
Other Investment Companies Risk. The Fund may invest in other investment companies, including open-end funds and ETFs. See “Exchange-Traded Funds Risk” above.

The Fund may purchase the securities of another investment company to temporarily gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class. The Fund might also purchase shares of another investment company to gain exposure to the securities in the investment company’s portfolio at times when the Fund may not be able to buy those securities directly. Any investment in another investment company would be consistent with the Fund’s investment objective and investment program.

The risks of owning another investment company are generally similar to the risks of investment directly in the securities in which that investment company invests. However, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. In addition, because ETFs trade on a secondary market, their shares may trade at a premium or discount to the actual NAV of their portfolio securities and their shares may have greater volatility because of the potential lack of liquidity.

5.Staff Comment: On page 2, under “Principal Investment Strategies,” the Staff notes that the Fund will invest in ETFs and other investment companies. If the Fund’s investments in such products will result in the Fund experiencing greater than 1 basis point of acquired fund fees and expenses, please add a line item to the Fees and Expenses table. Regarding the Fund’s investments in ETFs and other investment companies, please clarify that such vehicles invest in infrastructure companies as defined.

Response: The Trust responds by confirming that the Fund’s investments in ETFs and other investment companies are currently expected to result in the Fund experiencing greater than 1 basis point of acquired fees and expenses. Accordingly, the Trust has added the applicable line item to the Fees and expenses table. (See Appendix 1.)

Additionally, the Fund has added a phrase clarifying that other investments companies invest in sustainable infrastructure companies as defined.

6.Staff Comment: The Staff notes that the end of the second sentence in the first paragraph states that the Fund will invest in companies “that own or operate real infrastructure or sustainable energy assets anywhere in the world.” Please define “infrastructure” since it is part of the Fund’s name. Additionally, please provide clarification regarding the phrase “anywhere in the world.”

Response: The Trust responds by adding a definition of infrastructure as follows:

The Fund considers a company to be an infrastructure company if it derives at least 50% of its revenue or profits from the ownership or operation of infrastructure assets, such as the physical structures, networks and systems of transportation, energy, water and sewage, medical facilities, government facilities and communication assets.

Regarding the Staff’s request to add clarifying disclosure with respect to the phrase “energy assets anywhere in the world,” the Trust respectfully submits that investors will understand this as a plain English phrase meaning that issuers can be located anywhere in the world.

7.Staff Comment: In reviewing the last sentence of the first paragraph that reads: “Such companies’ revenue streams are typically directly or indirectly supported by long-term government or public sector contracts and government supported initiatives,” the Staff notes references to government and public sector contracts. Please consider adding corresponding principal risk disclosure to the extent appropriate.

Response: The Trust responds by noting after it has reviewed the risk disclosure, it believes that much of the existing disclosure in the “Infrastructure Companies Risk” and the “Foreign Securities Risk” address risks associated with governmental contract risks. The Trust has added the following additional risk to further address the associated risks with the Fund’s investments:

Item 4
•Industrial Sector Risk. The industrial sector can be significantly affected by, among other things, worldwide economic growth, supply and demand for specific products and services, rapid technological developments, international political and economic developments, environmental issues, tariffs and trade barriers, and tax and governmental regulatory policies. As the demand for, or prices of, industrials increase, the value of the Fund’s investments generally would be expected to also increase. Conversely, declines in the demand for, or prices of, industrials generally would be expected to contribute to declines in the value of such securities. Such declines may occur quickly and without warning and may negatively impact the value of the Fund and your investment.

Item 9
Industrial Sector Risk. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Government regulations, world events, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies involved in this sector rely to a significant extent on government demand for their products and services.

8.Staff Comment: The Staff notes that use of the term “sustainable” in the name of the Fund suggests investment in environmentally friendly companies (e.g., companies that invest in renewable resources or reduce depletion of non-renewable resources or invest in issuers with strong ESG characteristics). Please define “sustainable” in the disclosure to meet the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Trust responds by adding the following disclosure to the Principal Investment Strategies:

The Fund defines “sustainable companies” as companies which, through both their business operations and the impact of their products or services, have a positive environmental and/or social effect on their stakeholders. The Fund’s sustainability criteria states that the Fund will only invest in the shares of a company if the Sub-Adviser, in its discretion, considers that the company delivers a net social or environmental benefit. In determining whether a company delivers a net social or environmental gain, the Sub-Adviser will assess company shares based on the ten principles of the United Nations Global Compact for business which cover areas including human rights, labor rights, environmental safeguards and combating bribery and corruption. The Sub-Adviser utilizes its own company research and the portfolio manager’s judgment to determine if a company is contributing positively to sustainable development. The Sub-Adviser may, but is not obligated to consider external research from third-party providers.

9.Staff Comment: In the fourth paragraph, that starts, “As a ‘global’ Fund...,” please expressly describe how the Fund will invest its assets in investments that are tied economically to a number a countries throughout the world. Additionally, please insert “of companies” to the second sentence after “invested in shares.”

Response: The Trust responds by enhancing the referenced paragraph as shown below:

As a “global” fund, ~~the Fund will invest at least 40% of its total assets (measured at the time of purchase) in at least three countries outside of the United States, or, if conditions are not favorable, invest at least 30% of its total assets (measured at the time of purchase) outside of the United States~~ under normal market conditions, the Fund will provide exposure to investments that are economically tied to at least three different countries, not including the U.S. Under normal circumstances, at least 40%, unless market conditions are not deemed favorable, in which case at least 30%, of the Fund’s net assets will provide exposure to investments that are economically tied to countries other than the U.S, including depositary receipts. No more than 50% of the Fund by value will be invested in shares of companies that have a primary listing in a single country.

10.Staff Comment: The Staff notes that the sentence stating, “The Fund may also invest in cash for liquidity and cash flow purposes and to pay Fund expenses and redemptions,” appears to be out of place as it is not likely a principal investment strategy of the Fund.

Response: The Trust responds by moving the referenced sentence to Item 9 under the discussion of “Temporary Defensive Measures, Cash or Similar Investments.”

11.Staff Comment: In the last sentence of the penultimate paragraph of the “Principal Investment Strategies” section, it states that, “If it is the Sub-Adviser’s opinion that a company no longer meets the “sustainable” criteria, the Sub-Adviser will not make any further investments in the company and, in an orderly fashion, will seek to sell its investment from such a company.” Please explain how the Sub-Adviser determines that companies no longer meet the “sustainable” criteria. Please disclose in both Item 4 and Item 9 sections how the Sub-Adviser decides to sell securities out of the Fund. For instance, does the Sub-Adviser utilize a quantitative or qualitative measurement for determining when a security is no longer suitable?

Response: The Trust responds by adding the following disclosure as provided by the Sub-Adviser:

Sustainability considerations play an important role in the Sub-Adviser’s stock selection process. The Sub-Adviser uses a combination of qualitative and quantitative measurements when determining when a company meets the sustainability criteria. From a qualitative perspective, the Sub-Adviser’s due diligence process involves an initial framework driven approach assessing whether a company aligns with the 10 principles of the UN Global Compact (“UNGC”) combined with a qualitative assessment on whether the company’s strategy, economic activity, and fundamental purpose help to deliver environmental or social benefits. This is assessed on an ongoing basis through continued monitoring and engagement with the company. Ongoing engagement with holdings includes discussions to improve climate-related practices, change sustainability outcomes, and improve disclosures. Furthermore, the Sub-Adviser will undertake continued engagement with the company to ensure that the business model, sustainability strategy, investment strategy, and risk policies continue to align with the initial assessment. From a quantitative perspective, the Sub-Adviser may, but is not obligated to, assess, interpret and evaluate data and analysis provided by external research providers as part of its process. This is an important pillar upon which assessments of the continued compliance of securities to the Fund’s sustainability criteria is measured. The Sub-Adviser continuously tracks the operational performance of the Fund’s holdings with a specific focus on impact metrics, ESG performance, and progress against targets and goals. The Sub-Adviser has developed a data-driven proprietary monitoring system which evaluates holdings across multiple metrics and key performance indicators to enable the identification of relative weaknesses and evaluation of progress over the holding period. This engagement forms part of the ongoing monitoring process. If the Sub-Adviser believes that after initial due diligence, ongoing monitoring, and engagement a security no longer meets the threshold required to match the Fund’s sustainability criteria, the Sub-Adviser will not make any further investments in the company and, in an orderly fashion, will seek to sell its investment from such a company in a controlled and orderly manner.

Principal Risks

12.Staff Comment: In the Sustainable Investment Risk disclosure, it states that, “[s]ustainability-related information provided by issuers and third parties, upon which the portfolio managers may rely, continues to develop, and may be incomplete, inaccurate, use different methodologies, or be applied differently across companies and industries.” [emphasis added] Please identify within the Principal Investment Strategies” section, the names of the third party providers the Fund intends to use. Additionally, please briefly summarize each provider’s criteria or methodology in the “Principal Investments Strategy” section.

Response: The Trust responds by confirming that while the Fund may reference occasional third-party ESG researchers, it does not rely on them. Rather, the Sub-Adviser uses its own criteria for determining sustainability. See the response to comment 11 above for the Sub-Adviser’s criteria.

13.Staff Comment: With regard to the Exchange-Traded Fund Risk, please consider adding disclosure stating that deviations may lead to a widening of bid-ask spread quoted throughout the day.

Response: The Trust responds by adding the disclosure requested as shown below:

Exchange-Traded Fund Risk. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile than the underlying portfolio of securities. Disruptions in the markets for the securities underlying ETFs purchased or sold by the Fund could result in losses on the Fund’s investment in ETFs. ETFs also have management fees that increase their costs versus the costs of owning the underlying securities directly. The Fund may purchase shares of ETFs at prices that exceed the net asset value of their underlying investments (i.e., premium) and may sell shares of ETFs at prices below such net asset value (i.e., discount), and the Fund will likely incur brokerage costs when it purchases and sells ETFs. Due to the costs of buying or selling shares, including brokerage commissions imposed by brokers and bid-ask spreads, frequent trading of shares may significantly reduce investment results and an investment in shares may not be advisable for investors who anticipate regularly making small investments. Additionally, supply and demand for shares of an ETF or market disruptions may cause the market price of the ETF to deviate from the value of the ETF’s investments, which may lead to widening of the bid-ask spread quoted throughout the day and may be exacerbated in less liquid or volatile markets.

14.Staff Comment: Please consider whether it is necessary to revise the Recent Market Events Risk. For instance, should the references to COVID-19 be updated?

Response: The Trust responds by revising the Recent Market Events Risk as follows:

•Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent months and years due to a number of economic, political and global macro factors including the impact of the ongoing coronavirus (COVID-19) global pandemic which has resulted in public health issues, business interruptions, growth concerns in the U.S. and overseas, layoffs, rising unemployment claims, changed travel and social behaviors, and reduced consumer spending. The effects of COVID-19 may lead to a substantial economic downturn or recession in the U.S. and global economies, the recovery from which is uncertain and may last for an extended period of time. The full impact of the COVID-19 pandemic, and other epidemics and pandemics that may arise in the future, on national and global economies, individual companies and the financial markets continues to be unpredictable, may result in a high degree of uncertainty for potentially extended periods of time and may adversely affect the Fund’s performance.

Performance

15.Staff Comment: Supplementally, please identify the broad-based index the Fund intends to use.

Response: The Trust responds supplementally confirming that the Fund’s intended choice of broad-based index is S&P Global Infrastructure Index.

Item 9

16.Staff Comment: According to Form N-1A, the disclosure provided pursuant in response to Item 4(a) should be a summary of the disclosure provided in response to Item 9(b). Item 9 disclosure cross-references Item 4, which suggests that the Fund has not provided a summary in response to Item 4. Please revise as appropriate to follow the layered disclosure regime contemplated by Form N-1A.

Response: The Trust responds by enhancing Item 9 disclosure such that the Item 4 disclosure is a summary of the Item 9 disclosure in the spirit of Form N-1A. (See the full Items 4 and 9 disclosure in Appendix 2.)

Additional Information About The Funds

17.Staff Comment: Please disclose the following in response to Item 9(b):
(a) The Fund’s Rule 35d-1 policy that it may not be changed without 60-day notice to shareholders, and
(b) the Fund’s policy regarding concentration and non-diversification.

Response: The Trust responds by adding the following disclosure where indicated:

(a) This investment policy may be changed by the Board of Trustees without shareholder approval, but shareholders would be given at least 60 days’ written notice before any such change.

(b) While the Fund does not concentrate in any one industry, the Fund may have significant investments in securities of companies within the same economic sector, such as the Industrials Sector The Fund is non-diversified, which means that it can invest a greater percentage of its assets in a small group of issuers or in any one issuer compared to a diversified fund can.

18.Staff Comment: The Staff notes that IM Guidance Update 2014-08 states that Form N-1A provides that in responding to the required information in the prospectus, funds should avoid cross-referencing to SAI or shareholder reports. Accordingly, please consider deleting the sentence that cross-references the risk disclosure in the SAI.

Response: The Trust responds by deleting the sentence as suggested.

19.Staff Comment: If applicable, please add portfolio turnover risk disclosure.

Response: The Trust responds by confirming supplementally that it does not anticipate a high portfolio turnover rate.

20.Staff Comment: For the Foreign Securities Risk, please consider whether any UK or EU specific risks are applicable for this Fund (e.g., Brexit). Additionally, it does not appear that the Fund will invest in emerging markets. If true, please delete references to emerging markets risks.

Response: The Trust responds by revising the Foreign Securities Risk as shown below:

Foreign Securities Risk. Generally, foreign securities are issued by companies organized outside the U.S. and are traded primarily in markets outside the U.S., but foreign debt securities may be traded on bond markets or over-the-counter markets in the U.S. Foreign securities may be more difficult to sell than U.S. securities. Investments in foreign securities may involve difficulties in receiving or interpreting financial and economic information, possible imposition of taxes, higher brokerage and custodian fees, possible currency exchange controls or other government restrictions, including possible seizure or nationalization of foreign deposits or assets. Foreign securities may also be less liquid and more volatile than U.S. securities. There may also be difficulty in invoking legal protections across borders. ~~In addition, investments in emerging market countries present risks to a greater degree than those presented by investments in countries with developed securities markets and more advanced regulatory systems. See “Emerging Markets Risk” above.~~

Risk of Focusing Investment on Region or Country: Investing a significant portion of assets in one country or region makes the Fund more dependent upon the political and economic circumstances of that particular country or region.

Asia Investment Risk. Investments in countries in the Asian region will be impacted by the market conditions, legislative or regulatory changes, competition, or political, economic and other developments in Asia. Investments in China may subject the Fund to certain additional risks, including exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage), trading halts, imposition of tariffs, limitations on repatriation and differing legal standards.

Eurozone Investment Risk. The Economic and Monetary Union of the European Union (EMU) is comprised of the European Union (EU) members that have adopted the euro currency. By adopting the euro as its currency, a member state relinquishes control of its own monetary policies and is subject to fiscal and monetary controls. EMU members could voluntarily abandon or be forced out of the euro. Such events could impact the market values of Eurozone and various other securities and currencies, cause redenomination of certain securities into less valuable local currencies and create more volatile and illiquid markets. Certain countries and regions in the EU are experiencing significant financial difficulties. Some of these countries may be dependent on assistance from other European governments and institutions or agencies. One or more countries could depart from the EU, which could weaken the EU and, by extension, its remaining members. For example, the United Kingdom’s departure, described in more detail below.

United Kingdom Investment Risk. Commonly known as “Brexit,” the United Kingdom’s exit from the EU may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact Fund returns. Brexit may destabilize some or all of the other EU member countries and/or the Eurozone. These developments could result in losses to the Fund, as there may be negative effects on the value of the Fund’s investments and/or on the Fund’s ability to enter into certain transactions or value certain investments, and these developments may make it more difficult for the Fund to exit certain investments at an advantageous time or price.

21.Staff Comment: Regarding the Master Limited Partnership Risk disclosed in Item 9, the Staff notes that related MLP Tax Risks are disclosed under Item 4, but do not appear in Item 9. Please confirm that all principal risks summarized in response to Item 4 are included in Item 9(b).

Response: The Trust responds by confirming it has reviewed the disclosures in both sections of the prospectus, and made necessary updates as it deemed appropriate, including adding MLP Tax Risk disclosures to the Item 9 section. (See Appendix 2 for complete Item 4 and Item 9 disclosures.)

MLP Tax Risk. Much of the benefit that the Fund may derive from its investment in equity securities of MLPs is a result of MLPs generally being treated as partnerships for U.S. federal income tax purposes. Partnerships do not pay U.S. federal income tax at the partnership level. Rather, each partner of a partnership, in computing its U.S. federal income tax liability, must include its allocable share of the partnership’s income, gains, losses, deductions and tax credits. A change in current tax law, or a change in the business of a given MLP, could result in an MLP being treated as a corporation or other form of taxable entity for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax, excise tax or other form of tax on its taxable income (currently at a rate of 21% for federal corporate income tax). The classification of an MLP as a corporation or other form of taxable entity for U.S. federal income tax purposes could have the effect of reducing the amount of cash available for distribution by the MLP. In addition, it could cause such distributions paid by the MLP to be taxed to the Fund as: dividend income, to the extent it is from the MLP’s earnings and profits; return of capital, to the extent the MLP’s distributions are not paid from its earnings and profits and to the extent of (and in reduction of) the Fund’s basis in its MLP interest; or gain from the sale of the Fund’s MLP interest to the extent the distribution exceeds the MLP’s earnings and profits and the Fund’s basis in its MLP interest. Thus, if any of the MLPs owned by the Fund were treated as corporations or other form of taxable entity for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such MLPs could be materially reduced, which could cause a material decrease in the NAV of the Fund’s shares.

To the extent that the Fund invests in the equity securities of an MLP classified as a partnership, the Fund will be required to include in its taxable income the Fund’s allocable share of the income, gains, losses and deductions recognized by each such MLP and take into account its allocable share of the MLP’s tax credits, regardless of whether the MLP distributes cash to the Fund. The portion of an MLP’s distributions to the Fund, which is not derived from the MLP’s earnings and profits, generally will not be taxable unless the cash amount (or, in certain cases, the value of marketable securities) distributed exceeds the Fund’s basis in its interest in the MLP. Distributions received by the Fund from an MLP will reduce the Fund’s adjusted basis in its interest in the MLP, but not below zero. A reduced basis generally will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes on the sale of its interest in the MLP. Cash distributions from an MLP to the Fund (and, in certain cases, the value of marketable securities distributed by an MLP to the Fund) in excess of the Fund’s basis in the MLP generally will be taxable to the Fund as capital gain. The Fund will not benefit from current favorable federal income tax rates on long-term capital gains because it will be taxed as a corporation for federal income tax purposes.

Historically, energy and certain other MLPs have been able to offset a significant portion of their taxable income with tax deductions. The Fund will incur a current income tax liability on the portion of its share of the income and gain from each MLP investment that is not offset by its share of the MLPs’ tax deductions, by its share of the MLPs’ tax credits or by the Fund’s net operating loss carryforwards, if any. The percentage of an MLP’s income that is offset by the MLP’s tax deductions will fluctuate over time. For example, new acquisitions of depreciable property by MLPs tend to generate accelerated depreciation and other tax deductions, and therefore a decline in acquisition activity by such MLPs owned by the Fund could increase the Fund’s current tax liability. If the percentage of the income allocated to the Fund that is offset by tax deductions declines, or the Fund’s portfolio turnover increases, the Fund could incur increased tax liabilities and the portion of the distributions paid by the Fund that is treated as tax-deferred return of capital would be reduced and the portion treated as taxable dividend income would be increased. This generally would result in lower after-tax distributions to shareholders. If the amount of a Fund distribution to U.S. Shareholders exceeds the Fund’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of, and in reduction of, U.S. Shareholder’s tax basis in the shares, and thereafter as capital gain. Any such capital gain will be long-term capital gain if such U.S. Shareholder has held the applicable shares for more than one year. The portion of the distribution received by the U.S. Shareholder from the Fund that constitutes a return of capital will decrease the U.S. Shareholder’s tax basis in his or her Fund shares (but not below zero), which will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the U.S. Shareholder for tax purposes on the later sale of such Fund shares.

Depreciation or other cost recovery deductions passed through to the Fund from investments in MLPs in a given year generally will reduce the Fund’s taxable income (and earnings and profits), but those deductions may be recaptured in the Fund’s taxable income (and earnings and profits) in subsequent years when the MLPs dispose of their assets or when the Fund disposes of its interests in the MLPs. When deductions are recaptured, distributions to the Fund’s shareholders may be taxable, even though the shareholders at the time of the distribution might not have held shares in the Fund at the time the deductions were taken by the Fund, and even though the Fund’s shareholders at the time of the distribution will not have corresponding economic gain on their shares at the time of the distribution.

The portion of the distributions received by the Fund each year that is considered a return of capital from the MLPs will not be known until the Fund receives a schedule K-1 for that year with respect to each of its MLP investments. The Fund’s tax liability will not be known until the Fund completes its annual tax return. The Fund’s tax estimates could vary substantially from the actual liability and therefore the determination of the Fund’s actual tax liability may have a material impact on the Fund’s NAV. The payment of corporate income taxes imposed on the Fund will decrease cash available for distribution to shareholders.

Management of the Funds

22.Staff Comment: Please consider adding the word “Historical” or “Prior” to the section heading “Similarly Managed Account Performance” for clarity.

Response: The Trust responds by revising the referenced section heading as follows:

“Similarly Managed Account Historical Performance”

23.Staff Comment: Under the “Similarly Managed Account Historical Performance” section, the first paragraph states that the table displays performance information for “three UCITS Funds.” Please add a description of what a UCITS fund is to further clarify the difference for investors.

Response: The Trust responds by adding the following definition of a UCITS fund:

A UCITS Fund is an investment fund that invests in liquid assets and can be distributed publicly to retail investors across the EU.

24.Staff Comment: Under the “Similarly Managed Account Historical Performance” section, please insert the following phrase to the last sentence of the first paragraph for completeness: “The Composite includes all accounts managed or advised by the Sub-Adviser with substantially similar investment objectives, policies and strategies as the Fund.”

Response: The Trust responds by adding the noted phrase as suggested.

25.Staff Comment: Under the “Similarly Managed Account Historical Performance” section, please make the following edits to the last sentence of the second paragraph: “The Fund’s performance will ~~not normally equal (and may~~ vary significantly from~~)~~ the performance of the Composite.”

Response: The Trust responds by striking the referenced phrase as suggested.

26.Staff Comment: Under the “Similarly Managed Account Historical Performance” section, please make the following edits to the last sentence of the third paragraph: “The actual fees and expenses of the UCITS Funds that are included in the Composite are lower than the anticipated operating expenses of the Fund and, accordingly, the performance results for the Composite ~~generally are greater than the Fund’s performance would have been for the same periods~~ would have been lower using the Fund’s expense structure.”

Response: The Trust responds by making the changes as suggested.

27.Staff Comment: Under the “Similarly Managed Account Historical Performance” section, please revise the last sentence of the fourth paragraph as shown: “If the UCITS Funds that are included in the Composite had been subject to these restrictions or had been registered under the 1940 Act, their performance results may have been adversely affected.”

Response: The Trust responds by making the changes as suggested.

28.Staff Comment: Under the “Similarly Managed Account Historical Performance” section, with respect to the sentence preceding the performance table, if the standardized SEC method was not used to calculate prior performance, please disclose how the Composite’s performance was calculated and state that the method of calculation differs from the standardized SEC method. (Note: There is no need to discuss how the method differs from the standardized method.)

Response: The Trust responds by enhancing the disclosure as follows:

Investors should be aware that the method for computing historical performance information for the Composite differs from the SEC’s method for computing the historical performance of the Fund. Composite performance was calculated using an equally weighted basket of each account, with each account being included in the Composite at the inception of the account.

29.Staff Comment: In the Composite Performance Table under the “Similarly Managed Account Historical Performance” section, please present the average annual total returns for 1, 5 and 10 years of operation (or since date of inception if shorter than 10 years). Please include the results of a broad based index for comparison.

Response: The Trust responds by inserting a table for the Composite’s Average Returns as of December 31, 2021, as follows:

Composite Average Annual Returns as of December 31, 2021

	1 Year	Since Inception June 3, 2019
Composite Returns	11.75%	26.28%
S&P Global Infrastructure Index	(3.07)%	8.70%

30.Staff Comment: Under the “Similarly Managed Account Historical Performance” section, please disclose in what currency the UCITS Funds were managed and explain that performance would have been different because of currency conversions.

Response: The Trust responds by adding the following disclosure:

Composite performance is reported in U.S. dollars. Within the Composite, accounts are denominated in Sterling, Euros and U.S. dollars. Composite performance will differ from account performance due to the translation of returns into U.S. dollars.

31.Staff Comment: Under the “Similarly Managed Account Historical Performance” section, please represent supplementally that the Sub-Adviser has the records necessary to support the calculations of the performance as required by Rule 204-2a(16) under the Investment Advisers Act.

Response: The Trust has received confirmation from the Sub-Adviser that it has the records necessary to support the calculations of the Composite performance as presented in this Fund’s registration statement.

SAI

32.Staff Comment: On page 6 of the SAI, under the heading “Illiquid Securities, Private Placements and Certain Unregistered Securities, consider changing “Illiquid securities” to “Illiquid investments.”

Response: The Trust responds by making the change as suggested.

33.Staff Comment: On page 28 of the SAI under Proxy Voting Procedures, please disclose how the Fund will approach relevant ESG proxy issues for its portfolio companies Alternatively, explain in correspondence why it believes such disclosure is not required.

Response: The Trust responds by adding the following disclosure under Proxy Voting Procedures:

The Sub-Adviser upholds its stewardship and fiduciary responsibilities by seeking to vote in line with the Fund’s sustainability criteria and the best interests of the underlying shareholders of the Fund. The Sub-Adviser’s primary aim with all voting decisions is the long-term interests of underlying investors which includes ensuring high standards of corporate governance and the adoption of sustainable investment practices which should limit negative externalities. The Sub-Adviser will vote procedurally using proprietary analysis derived from its company and sector due diligence and supported by third party research where appropriate. Third party research is also provided by a proxy advisor, and the Sub-Advisor considers the proxy advisor’s ESG policy to be the most appropriately aligned with the investment policies of the Fund. The proxy advisor’s ESG guidelines include an additional level of analysis for shareholders seeking to vote in a manner that is consistent with widely accepted environmental, social and governance practices. Use of a proxy advisor serves purely to inform the Sub-Advisor’s voting decisions rather than dictate them.

34.Staff Comment: Signature page in Part C, please add, if appropriate, the title of Principal Executive Officer to Michael Weckwerth’s signature line.

Response: The Trust responds by including the correct title of Principal Executive Officer to Michael Weckwerth’s signature line as recommended.

* * * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution

APPENDIX 1

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses(1)	0.60%	0.60%
Acquired Fund Fees and Expenses(1)	0.28%	0.28%
Total Annual Fund Operating Expenses	1.98%	1.73%
Less: Fee Waiver and/or Expense Reimbursement	-0.40%	-0.40%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	1.58%	1.33%
(1)    Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.
(2)    Pursuant to an operating expense limitation agreement, Cromwell Investment Advisors, LLC, the Fund’s investment adviser (the “Adviser”), has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred sales loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.30% and 1.05% of the Fund’s average daily net assets for Investor Class shares and Institutional Class shares, respectively, through at least December [...], 2024. The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”). The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for up to 36 months from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

EXAMPLE
This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and that you then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. ~~The operating expense limitation agreement discussed above is reflected only through December [...], 2024.~~ Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years
Investor Class	$161	$542
Institutional Class	$135	$465

APPENDIX 2

Item 4

PRINCIPAL INVESTMENT STRATEGIES Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of sustainable infrastructure companies. The Fund will invest directly in the shares of companies (including listed investment trusts, real estate investment trusts (“REITs”), ETFs and other investment company structures (depending on the relevant jurisdictions) or units of master limited partnerships (“MLPs”) that, in each case, invest in infrastructure companies and are publicly-traded (listed) on stock exchanges in developed markets, meaning North America, Western Europe and Asia Pacific (specifically Australia, New Zealand, Singapore, Japan, Hong Kong); and that own or operate real infrastructure or sustainable energy assets anywhere in the world. Such companies’ revenue streams are typically directly or indirectly supported by long-term government or public sector contracts and government supported initiatives.

The Fund considers a company to be an infrastructure company if it derives at least 50% of its revenue or profits from the ownership or operation of infrastructure assets, such as the physical structures, networks and systems of transportation, energy, water and sewage, medical facilities, government facilities and communication assets.

The Fund defines “sustainable companies” as companies which, through both their business operations and the impact of their products or services, have a positive environmental and/or social effect on their stakeholders. The Fund’s sustainability criteria states that the Fund will only invest in the shares of a company if the Sub-Adviser, in its discretion, considers that the company delivers a net social or environmental benefit. In determining whether a company delivers a net social or environmental gain, the Sub-Adviser will assess company shares based on the ten principles of the United Nations Global Compact for business which cover areas including human rights, labor rights, environmental safeguards and combating bribery and corruption. The Sub-Adviser utilizes its own company research and the portfolio manager’s judgment to determine if a company is contributing positively to sustainable development. The Sub-Adviser may, but is not obligated to consider external research from third-party providers.

The sustainable infrastructure companies in which the Fund invests will typically own or operate assets in the following infrastructure subsectors: renewable energy generation (e.g., offshore wind, onshore wind, solar energy, and hydro-electricity), core economic infrastructure (e.g., schools, hospitals and transport), property with infrastructure characteristics (e.g., social housing and medical facilities) and digital infrastructure (e.g., data centers and communications towers).

As a “global” Fund, under normal market conditions, the Fund will provide exposure to investments that are economically tied to at least three different countries, not including the U.S. Under normal circumstances, at least 40%, unless market conditions are not deemed favorable, in which case at least 30%, of the Fund’s net assets will provide exposure to investments that are economically tied to countries other than the U.S, including depositary receipts. No more than 50% of the Fund by value will be invested in shares of companies that have a primary listing in a single country.

The Fund may also invest in cash for liquidity and cash flow purposes and to pay Fund expenses and redemptions.

Sustainability considerations play an important role in the Sub-Adviser’s stock selection process. The Sub-Adviser uses a combination of qualitative and quantitative measurements when determining when a company meets the sustainability criteria. From a qualitative perspective, the Sub-Adviser’s due diligence process involves an initial framework driven approach assessing whether a company aligns with the 10 principles of the UN Global Compact (“UNGC”) combined with a qualitative assessment on whether the company’s strategy, economic activity, and fundamental purpose help to deliver environmental or social benefits. This is assessed on an ongoing basis through continued monitoring and engagement with the company. Ongoing engagement with holdings includes discussions to improve climate-related practices, change sustainability outcomes, and improve disclosures. Furthermore, the Sub-Adviser will undertake continued engagement with the company to ensure that the business model, sustainability strategy, investment strategy, and risk policies continue to align with the initial assessment. From a quantitative perspective, the Sub-Adviser may, but is not obligated to, assess, interpret and evaluate data and analysis provided by external research providers as part of its process. This is an important pillar upon which assessments of the continued compliance of securities to the Fund’s sustainability criteria is measured. The Sub-Adviser continuously tracks the operational performance of the Fund’s holdings with a specific focus on impact metrics, ESG performance, and progress against targets and goals. The Sub-Adviser has developed a data-driven proprietary monitoring system which evaluates holdings across multiple metrics and key performance indicators to enable the identification of relative weaknesses and evaluation of progress over the holding period. This engagement forms part of the ongoing monitoring process. If the Sub-Adviser believes that after initial due diligence, ongoing monitoring, and engagement a security no longer meets the threshold required to match the Fund’s sustainability criteria, the Sub-Adviser will not make any further investments in the company and, in an orderly fashion, will seek to sell its investment from such a company in a controlled and orderly manner.

PRINCIPAL RISKS
In addition to possibly not achieving your investment goals, you could lose money by investing in the Fund. The principal risks of investing in the Fund are:

•Infrastructure Companies Risk. Infrastructure companies may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Some of the specific risks that infrastructure companies may be particularly affected by, or subject to, include the following: regulatory risk, technology risk, regional or geographic risk, natural disasters risk, through-put risk, project risk, strategic asset risk, operation risk, customer risk, interest rate risk, inflation risk and financing risk.

In particular, the operations of infrastructure projects are exposed to unplanned interruptions caused by significant catastrophic events, such as cyclones, earthquakes, landslides, floods, explosion, fire, terrorist attack, major plant breakdown, pipeline or electricity line rupture or other disasters. Operational disruption, as well as supply disruption, could adversely impact the cash flows available from these assets.

Further, national and local environmental laws and regulations affect the operations of infrastructure projects. Standards are set by these laws, and regulations are imposed regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of infrastructure projects.

•Industrial Sector Risk. The industrial sector can be significantly affected by, among other things, worldwide economic growth, supply and demand for specific products and services, rapid technological developments, international political and economic developments, environmental issues, tariffs and trade barriers, and tax and governmental regulatory policies. As the demand for, or prices of, industrials increase, the value of the Fund’s investments generally would be expected to also increase. Conversely, declines in the demand for, or prices of, industrials generally would be expected to contribute to declines in the value of such securities. Such declines may occur quickly and without warning and may negatively impact the value of the Fund and your investment.

•Listed Investment Trusts Risk. Listed investment trusts are investment vehicles organized as trusts that issue a fixed number of shares in an initial public offering, after which their shares trade at market value on an exchange. The net asset value of an investment trust fluctuates due to the valuation changes of the investment securities or assets held by the investment trust (assets denominated in foreign currencies are also subject to the exchange rate fluctuations subject to hedging strategy). However, because the shares of a listed investment trust trade at market value on an exchange, such shares can trade below their net asset value (known as a discount) or above net asset value (known as a premium). Current market uncertainty has pushed investment trusts to the widest discounts in years, and there is a risk that such discounts may continue to widen after the Fund has made an investment. Investment trusts that trade at a discount are not typically able to issue new shares to invest in new assets or securities and may not succeed in conducting accretive investment activity for growth.

•Sustainable Investment Risk: The Fund follows a sustainable investment approach by investing in companies that demonstrate a focus on long-term sustainability in their overall strategy and business practices. In pursuing such a strategy, the Fund may forgo opportunities to gain exposure to certain companies, industries or sectors, and may be overweight or underweight in certain industries or sectors relative to its benchmark index, which may cause the Fund's performance to be more or less sensitive to developments affecting those sectors. In addition, since sustainable investing takes into consideration factors beyond traditional financial analysis, the Fund may have fewer investment opportunities available to it than it would have if it did not take into account sustainable criteria for investments. Sustainability-related information provided by issuers and third parties, upon which the portfolio managers may rely, continues to develop, and may be incomplete, inaccurate, use different methodologies, or be applied differently across companies and industries. The Sub-Adviser’s criteria of sustainable investing will vary from other managers. Further, the regulatory landscape for sustainable investing in the United States is still developing and future rules and regulations may require the Fund to adapt its investment process. There is also a risk that the companies identified through the investment process may fail to adhere to sustainable business practices, which may result in the Fund choosing to sell a security when it might otherwise be disadvantageous to do so. Further, investors may differ in their views of what constitutes positive or negative ESG characteristics of a security. As a result, the Fund may invest in securities that do not reflect the beliefs of any particular investor. There is no guarantee that sustainable investments will outperform the broader market on either an absolute or relative basis. There is also no guarantee that the Sub-Adviser will successfully implement strategies or make investments in companies that result in favorable ESG outcomes while enhancing long-term shareholder value and achieving financial returns.

•Foreign Securities Risk. Investments in foreign securities may be riskier than investments in U.S. securities. Differences between U.S. and foreign regulatory regimes and securities markets, including less stringent investor protections and disclosure standards of some foreign markets, less liquid trading markets and political and economic developments in foreign countries, may affect the value of the Fund’s investments in foreign securities. Foreign securities may also subject the Fund’s investments to changes in currency rates.

•Risk of Focusing Investment on Region or Country: Investing a significant portion of assets in one country or region makes the Fund more dependent upon the political and economic circumstances of that particular country or region.

Asia Investment Risk. Investments in countries in the Asian region will be impacted by the market conditions, legislative or regulatory changes, competition, or political, economic and other developments in Asia. Investments in China may subject the Fund to certain additional risks, including exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage), trading halts, imposition of tariffs, limitations on repatriation and differing legal standards.

Eurozone Investment Risk. The Economic and Monetary Union of the European Union (EMU) is comprised of the European Union (EU) members that have adopted the euro currency. By adopting the euro as its currency, a member state relinquishes control of its own monetary policies and is subject to fiscal and monetary controls. EMU members could voluntarily abandon or be forced out of the euro. Such events could impact the market values of Eurozone and various other securities and currencies, cause redenomination of certain securities into less valuable local currencies and create more volatile and illiquid markets. Certain countries and regions in the EU are experiencing significant financial difficulties. Some of these countries may be dependent on assistance from other European governments and institutions or agencies. One or more countries could depart from the EU, which could weaken the EU and, by extension, its remaining members. For example, the United Kingdom’s departure, described in more detail below.

United Kingdom Investment Risk. Commonly known as “Brexit,” the United Kingdom’s exit from the EU may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact Fund returns. Brexit may destabilize some or all of the other EU member countries and/or the Eurozone. These developments could result in losses to the Fund, as there may be negative effects on the value of the Fund’s investments and/or on the Fund’s ability to enter into certain transactions or value certain investments, and these developments may make it more difficult for the Fund to exit certain investments at an advantageous time or price.

•REIT Investment Risk. The Fund’s investments in REITs will, among other things, be subject to many of the same risks as a direct investment in real estate. The stock prices of companies in the real estate industry, including REITs, are typically sensitive to changes in real estate values, property taxes, interest rates, cash flow of underlying real estate assets, occupancy rates, government regulations affecting zoning, land use, and rents, as well as the management skill and creditworthiness of the issuer.

•Exchange-Traded Fund Risk. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile than the underlying portfolio of securities. Disruptions in the markets for the securities underlying ETFs purchased or sold by the Fund could result in losses on the Fund’s investment in ETFs. ETFs also have management fees that increase their costs versus the costs of owning the underlying securities directly. The Fund may purchase shares of ETFs at prices that exceed the net asset value of their underlying investments (i.e., premium) and may sell shares of ETFs at prices below such net asset value (i.e., discount), and the Fund will likely incur brokerage costs when it purchases and sells ETFs. Due to the costs of buying or selling shares, including brokerage commissions imposed by brokers and bid-ask spreads, frequent trading of shares may significantly reduce investment results and an investment in shares may not be advisable for investors who anticipate regularly making small investments. Additionally, supply and demand for shares of an ETF or market disruptions may cause the market price of the ETF to deviate from the value of the ETF’s investments, which may lead to widening of the bid-ask spread quoted throughout the day and may be exacerbated in less liquid or volatile markets.

•Other Investment Companies Risk. Investing in other investment companies subjects the Fund to those risks affecting the investment companies themselves, including the possibility that the value of the underlying securities held by an investment company could decrease or an investment company’s portfolio becomes illiquid. Additionally, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. To the extent that the Fund invests in other investment companies, investors in the Fund will bear both their proportionate share of expenses in the Fund and, indirectly, the expenses of the investment companies in which the Fund invests.

•Master Limited Partnership Risk. Investment in securities of an MLP involves risks that differ from investments in common stock, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unit-holders to sell their common units at an undesirable time or price. Certain MLP securities may trade in lower volumes due to their smaller capitalizations. Accordingly, those MLPs may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Investment in those MLPs may restrict the Fund’s ability to take advantage of other investment opportunities. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns.

•MLP Tax Risk. A change in current tax law, or a change in the business of a given MLP, could result in an MLP being treated as a corporation or other form of taxable entity for U.S. federal income tax purposes, which would result in the MLP being required to pay U.S. federal income tax, excise tax or another form of tax on its taxable income. The classification of an MLP as a corporation or other form of taxable entity for U.S. federal income tax purposes could reduce the amount of cash available for distribution by the MLP and could cause any such distributions received by the Fund to be taxed as dividend income, return of capital, or capital gain. Therefore, if any MLPs owned by the Fund were treated as corporations or other forms of taxable entity for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such MLPs could be materially reduced which could cause a material decrease in the net asset value per share (“NAV”) of the Fund’s shares.

•Non-Diversified Fund Risk. The Fund is non-diversified and therefore a greater percentage of holdings may be focused in a small number of issuers or a single issuer, which can place the Fund at greater risk. Notwithstanding the Fund’s status as a “non-diversified” investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund intends to qualify as a regulated investment company accorded special tax treatment under the Internal Revenue Code, which imposes its own diversification requirements that are less restrictive than the requirements applicable to “diversified” investment companies under the 1940 Act.

•New Fund Risk. The Fund is new with no operating history, and there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund.

•Equity Securities Risk. Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in a portfolio manager’s ability to anticipate such changes that can adversely affect the value of the Fund’s holdings.

•Management Risk. The investment strategies, practices and risk analysis used by the Sub-Adviser may not produce the desired results.

•Market Risk. Market prices of investments held by the Fund may fall rapidly or unpredictably due to a variety of factors, including economic, political, or market conditions, or other factors including terrorism, war, natural disasters and the spread of infectious illness or other public health issues, including epidemics or pandemics such as the COVID-19 outbreak, or in response to events that affect particular industries or companies.

•Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent months and years due to a number of economic, political and global macro factors including the impact of the ongoing coronavirus (COVID-19) global pandemic which has resulted in public health issues, business interruptions, growth concerns in the U.S. and overseas, layoffs, rising unemployment claims, changed travel and social behaviors, and reduced consumer spending. The effects of COVID-19 may lead to a substantial economic downturn or recession in the U.S. and global economies, the recovery from which is uncertain and may last for an extended period of time. The full impact of the COVID-19 pandemic, and other epidemics and pandemics that may arise in the future, on national and global economies, individual companies and the financial markets continues to be unpredictable, may result in a high degree of uncertainty for potentially extended periods of time and may adversely affect the Fund’s performance.

•New Adviser Risk. The Fund’s adviser is a newly organized investment adviser and has no operating history or performance track record.
•

Item 9

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

The Fund will invest primarily in the securities and instruments as described in the summary section of the Fund’s Prospectus. This section contains additional information about the Fund’s investment strategies and the investment techniques utilized by the Sub-Adviser in managing the Fund, and additional information about the Fund’s expenses and performance.

Investment Objective
The Fund’s investment objective is to achieve capital appreciation. The Fund’s investment objective is non-fundamental and may be changed without shareholder approval upon at least 60-day prior written notice to shareholders.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of sustainable infrastructure companies. This investment policy may be changed by the Board of Trustees without shareholder approval, but shareholders would be given at least 60 days’ written notice before any such change.

The Fund will invest directly in the shares of companies (including listed investment trusts, real estate investment trusts (“REITs”), ETFs and other investment company structures (depending on the relevant jurisdictions) or units of master limited partnerships (“MLPs”) that, in each case, invest in infrastructure companies and are publicly-traded (listed) on stock exchanges in developed markets, meaning North America, Western Europe and Asia Pacific (specifically Australia, New Zealand, Singapore, Japan, Hong Kong); and that own or operate real infrastructure or sustainable energy assets anywhere in the world. Such companies’ revenue streams are typically directly or indirectly supported by long-term government or public sector contracts and government supported initiatives.

The Fund’s investment in infrastructure-related companies organized as MLPs may include up to 20% of its net assets in MLPs that are not taxed as regular corporations for U.S. federal income tax purposes. The MLPs in which the Fund invests are publicly traded partnerships or limited liability companies engaged, among other things, in the transportation, storage, processing, refining, marketing, exploration, production and mining of minerals and natural resources. MLPs are partnerships the interests of which are registered with the Securities and Exchange Commission and are able to trade on public securities exchanges like shares of a corporation.

The Fund considers a company to be an infrastructure company if it derives at least 50% of its revenue or profits from the ownership or operation of infrastructure assets, such as the physical structures, networks and systems of transportation, energy, water and sewage, medical facilities, government facilities and communication assets.

The Fund defines “sustainable companies” as companies which, through both their business operations and the impact of their products or services, have a positive environmental and/or social effect on their stakeholders. The Fund’s sustainability criteria states that the Fund will only invest in the shares of a company if the Sub-Adviser, in its discretion, considers that the company delivers a net social or environmental benefit. In determining whether a company delivers a net social or environmental gain, the Sub-Adviser will assess company shares based on the ten principles of the United Nations Global Compact for business which cover areas including human rights, labor rights, environmental safeguards and combating bribery and corruption. The Sub-Adviser utilizes its own company research and the portfolio manager’s judgment to determine if a company is contributing positively to sustainable development. The Sub-Adviser may, but is not obligated to consider external research from third-party providers.

The sustainable infrastructure companies in which the Fund invests will typically own or operate assets in the following infrastructure subsectors: renewable energy generation (e.g., offshore wind, onshore wind, solar energy, and hydro-electricity), core economic infrastructure (e.g., schools, hospitals and transport), property with infrastructure characteristics (e.g., social housing and medical facilities) and digital infrastructure (e.g., data centers and communications towers).

As a “global” Fund, under normal market conditions, the Fund will provide exposure to investments that are economically tied to at least three different countries, not including the U.S. Under normal circumstances, at least 40%, unless market conditions are not deemed favorable, in which case at least 30%, of the Fund’s net assets will provide exposure to investments that are economically tied to countries other than the U.S, including depositary receipts. No more than 50% of the Fund by value will be invested in shares of companies that have a primary listing in a single country.

The Fund may also invest in cash for liquidity and cash flow purposes and to pay Fund expenses and redemptions.

Sustainability considerations play an important role in the Sub-Adviser’s stock selection process. The Sub-Adviser uses a combination of qualitative and quantitative measurements when determining when a company meets the sustainability criteria. From a qualitative perspective, the Sub-Adviser’s due diligence process involves an initial framework driven approach assessing whether a company aligns with the 10 principles of the UN Global Compact (“UNGC”) combined with a qualitative assessment on whether the company’s strategy, economic activity, and fundamental purpose help to deliver environmental or social benefits. This is assessed on an ongoing basis through continued monitoring and engagement with the company. Ongoing engagement with holdings includes discussions to improve climate-related practices, change sustainability outcomes, and improve disclosures. Furthermore, the Sub-Adviser will undertake continued engagement with the company to ensure that the business model, sustainability strategy, investment strategy, and risk policies continue to align with the initial assessment. From a quantitative perspective, the Sub-Adviser may, but is not obligated to, assess, interpret and evaluate data and analysis provided by external research providers as part of its process. This is an important pillar upon which assessments of the continued compliance of securities to the Fund’s sustainability criteria is measured. The Sub-Adviser continuously tracks the operational performance of the Fund’s holdings with a specific focus on impact metrics, ESG performance, and progress against targets and goals. The Sub-Adviser has developed a data-driven proprietary monitoring system which evaluates holdings across multiple metrics and key performance indicators to enable the identification of relative weaknesses and evaluation of progress over the holding period. This engagement forms part of the ongoing monitoring process. If the Sub-Adviser believes that after initial due diligence, ongoing monitoring, and engagement a security no longer meets the threshold required to match the Fund’s sustainability criteria, the Sub-Adviser will not make any further investments in the company and, in an orderly fashion, will seek to sell its investment from such a company in a controlled and orderly manner.

The Sub-Adviser maintains a database used to monitor companies on a standalone basis, within their sector, and relative to peers and industry leaders. Those data points include:
•security information,
•external third-party ESG ratings,
•environmental data (such as portfolio weighted carbon footprint, emissions reduction initiatives, and waste reduction policies)
•social, including UNGC Principles (such as Human Rights Policies, Policy Against Child Labor, Modern Slavery Statement), human capital (such as employee engagement surveys and whistleblowing policies), community impact, product responsibility (such as health and safety policies and training policies)
•governance, including Board performance and compensation for executives.

The Sub-Adviser’s process in conducting its sustainability assessment involves:

1.Sustainability overview — Prepare a summary of overall due diligence findings related to sustainability and overview of company operations.
2.United Nations Global Compact Assessment overview — Review evidence-based assessment of each company’s compliance with the ten principles of the UNGC following company due diligence meetings, regulatory filings, and review of policies and procedures.
3.Net Social and/or Environmental Benefit overview — Assess each asset / sector impact on the environment and society. Each asset / sector is given a rating of “positive,” “neutral,” or “negative.” Evidence for each assessment is provided and the weight of the asset is included in the assessment. Percentage weightings of each asset type / sector are used to determine net benefit.
4.Qualitative Review overview — Conduct a holistic review of each company’s own strategy, sustainability integration and performance on a standalone basis, within their sector and relative to peers and industry leaders.
5.Future Areas to Re-assess overview — Identify topics during due diligence for specific focus, key performance indicators, and engagement with management.
6.Conclusion overview — Summarize the process and findings.

The process above includes quantitative and qualitative inputs with the overall goal to identify companies that meet the sustainable investment criteria of complying with the ten UNGC principles and delivering a net environmental and/or social benefit. Key performance indicators for individual companies may include specific goals (e.g., a company may commit to signing up to the UNGC and that would be a specific and measurable KPI with a quantitative, binary outcome). Some KPIs require more assessment and context.

While the Fund does not concentrate in any one industry, the Fund may have significant investments in securities of companies within the same economic sector, such as the Industrials Sector. The Fund is non-diversified, which means that it can invest a greater percentage of its assets in a small group of issuers or in any one issuer compared to a diversified fund can.

Additional Information about the Fund’s Principal Investment Strategies

Other Important Information About the Fund and Its Investment Strategies and Risks
In addition to the principal investment strategies described in this Prospectus, the Fund may also make other types of investments, and, therefore, may be subject to other risks.

Temporary Defensive Measures, Cash or Similar Investments
From time to time, the Fund may invest a portion of its assets in money market securities, cash, or cash equivalents as a temporary defensive measure in response to adverse market, economic, political or other conditions. The Fund may also invest in cash for liquidity and cash flow purposes and to pay Fund expenses and redemptions. These temporary defensive measures may be inconsistent with the Fund’s investment objective and principal investment strategies. The Fund may not be able to achieve its stated investment objective while taking these defensive measures. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ management fees and operational expenses.

Principal Risks
Before investing in the Fund, you should carefully consider your own investment goals, the amount of time that you are willing to leave your money invested and the amount of risk that you are willing to take. In addition to possibly not achieving your investment goals, you could lose money by investing in the Fund. Information about the Fund’s objective, principal investment strategies, investment practices and principal risks appears at the beginning of this Prospectus. Additional information about the investment practices of the Fund and risks pertinent to these practices is included in the Statement of Additional Information (“SAI”). The information below describes in greater detail the other risks pertinent to the Fund. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

Infrastructure Companies Risk. Infrastructure companies may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Some of the specific risks that infrastructure companies may be particularly affected by, or subject to, include the following: regulatory risk, technology risk, regional or geographic risk, natural disasters risk, through-put risk, project risk, strategic asset risk, operation risk, customer risk, interest rate risk, inflation risk and financing risk.
In particular, the operations of infrastructure projects are exposed to unplanned interruptions caused by significant catastrophic events, such as cyclones, earthquakes, landslides, floods, explosion, fire, terrorist attack, major plant breakdown, pipeline or electricity line rupture or other disaster. Operational disruption, as well as supply disruption, could adversely impact the cash flows available from these assets.
Further, national and local environmental laws and regulations affect the operations of infrastructure projects. Standards are set by these laws and regulations are imposed regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of infrastructure projects.
Other factors that may affect the operations of infrastructure companies include difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, inexperience with and potential losses resulting from a developing deregulatory environment, increased susceptibility to terrorist acts or political actions, and general changes in market sentiment towards infrastructure assets.

Industrial Sector Risk. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Government regulations, world events, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies involved in this sector rely to a significant extent on government demand for their products and services.

Listed Investment Trusts Risk. Listed investment trusts are investment vehicles organized as trusts that issue a fixed number of shares in an initial public offering, after which their shares trade at market value on an exchange. The net asset value of an investment trust fluctuates due to the valuation changes of the investment securities or assets held by the investment trust (assets denominated in foreign currencies are also subject to the exchange rate fluctuations subject to hedging strategy). However, because the shares of a listed investment trust trade at market value on an exchange, such shares can trade below their net asset value (known as a discount) or above net asset value (known as a premium). The more an investment trust falls out of favor and the less demand there is for its shares, the lower the price those selling shares of the trust may have to accept in order to liquidate their position; conversely, purchasers of shares may take advantage of such discount. Current market uncertainty has pushed investment trusts to the widest discounts in years, and there is a risk that such discounts may continue to widen after the Fund has made an investment. Investment trusts that trade at a discount are not typically able to issue new shares to invest in new assets or securities and may not succeed in conducting accretive investment activity for growth. In addition to these risks, when the Fund invests in a listed investment trust it is subject to the risks described herein with respect to investments in other investment companies generally, including that shareholders of the Fund will indirectly bear their proportionate share of fees and expenses of the investment trust, as well as commissions in connection with its purchase and sale of shares.

Sustainable Considerations Risk: The Fund follows a sustainable investment approach by investing in companies that demonstrate a focus on long-term sustainability in their overall strategy and business practices. In pursuing such a strategy, the Fund may forgo opportunities to gain exposure to certain companies, industries or sectors, and may be overweight or underweight in certain industries or sectors relative to its benchmark index, which may cause the Fund's performance to be more or less sensitive to developments affecting those sectors. In addition, since sustainable investing takes into consideration factors beyond traditional financial analysis, the Fund may have fewer investment opportunities available to it than it would have if it did not take into account sustainable criteria for investments. Sustainability-related information provided by issuers and third parties, upon which the portfolio managers may rely, continues to develop, and may be incomplete, inaccurate, use different methodologies, or be applied differently across companies and industries. The Sub-Adviser’s criteria of sustainable investing will vary from other managers. Further, the regulatory landscape for sustainable investing in the United States is still developing and future rules and regulations may require the Fund to adapt its investment process. There is also a risk that the companies identified through the investment process may fail to adhere to sustainable business practices, which may result in the Fund choosing to sell a security when it might otherwise be disadvantageous to do so. Further, investors may differ in their views of what constitutes positive or negative ESG characteristics of a security. As a result, the Fund may invest in securities that do not reflect the beliefs of any particular investor. There is no guarantee that sustainable investments will outperform the broader market on either an absolute or relative basis. There is also no guarantee that the

Sub-Adviser will successfully implement strategies or make investments in companies that result in favorable ESG outcomes while enhancing long-term shareholder value and achieving financial returns.

Foreign Securities Risk. Generally, foreign securities are issued by companies organized outside the U.S. and are traded primarily in markets outside the U.S., but foreign debt securities may be traded on bond markets or over-the-counter markets in the U.S. Foreign securities may be more difficult to sell than U.S. securities. Investments in foreign securities may involve difficulties in receiving or interpreting financial and economic information, possible imposition of taxes, higher brokerage and custodian fees, possible currency exchange controls or other government restrictions, including possible seizure or nationalization of foreign deposits or assets. Foreign securities may also be less liquid and more volatile than U.S. securities. There may also be difficulty in invoking legal protections across borders.

Risk of Focusing Investment on Region or Country. Investing a significant portion of assets in one country or region makes the International Fund more dependent upon the political and economic circumstances of that particular country or region.

Eurozone Investment Risk. The Economic and Monetary Union of the European Union (EMU) is comprised of the European Union (EU) members that have adopted the euro currency. By adopting the euro as its currency, a member state relinquishes control of its own monetary policies and is subject to fiscal and monetary controls. EMU members could voluntarily abandon or be forced out of the euro. Such events could impact the market values of Eurozone and various other securities and currencies, cause redenomination of certain securities into less valuable local currencies and create more volatile and illiquid markets. As a result, European countries are significantly affected by fiscal and monetary controls implemented by the EMU. The euro currency may not fully reflect the strengths and weaknesses of the various economies that comprise the EMU and Europe generally. Certain countries and regions in the EU are experiencing significant financial difficulties. Some of these countries may be dependent on assistance from other European governments and institutions or agencies. Assistance may be dependent on a country’s implementation of reforms or reaching a certain level of performance. Failure to reach those objectives or an insufficient level of assistance could result in an economic downturn that could significantly affect the value of investments in those and other European countries. One or more countries could depart from the EU, which could weaken the EU and, by extension, its remaining members. For example, the United Kingdom’s departure, described in more detail below.
Asia Investment Risk. Investments in countries in the Asian region will be impacted by the market conditions, legislative or regulatory changes, competition, or political, economic and other developments in Asia. Investments in China may subject the Fund to certain additional risks, including exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage), trading halts, imposition of tariffs, limitations on repatriation and differing legal standards. Hong Kong is one of the most significant global financial centers. Since 1997, when Great Britain transferred control of Hong Kong to the Chinese mainland government, Hong Kong has been a special administrative district of China but is governed by a regulatory scheme called the “Basic Law” designed to preserve autonomy in most matters (excluding defense and foreign affairs) until 2047. China has contractually committed that it will not alter Hong Kong’s autonomy before 2047. Currently, Hong Kong is undergoing a period of political and social unrest relating to extradition treaties proposed in 2019. If China were to exercise authority to impose changes in Hong Kong, Hong Kong’s economy and shares of companies trading on Hong Kong’s securities markets would be adversely affected.

United Kingdom Investment Risk. Commonly known as “Brexit,” the United Kingdom’s exit from the EU may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact fund returns. Brexit may destabilize some or all of the other EU member countries and/or the Eurozone. These developments could result in losses to the International Fund, as there may be negative effects on the value of the Fund’s investments and/or on the Fund’s ability to enter into certain transactions or value certain investments, and these developments may make it more difficult for the International Fund to exit certain investments at an advantageous time or price. Such events could results from, among other things, increased uncertainty and volatility in the United Kingdom, the EU and other financial markets; fluctuations in asset values; fluctuations in exchange rates; decreased liquidity of investments located, traded or listed within the United Kingdom, the EU or elsewhere; changes in the willingness or ability of financial and other counterparties to enter into transactions or the price and terms on which other counterparties are willing to transact; and/or changes in legal and regulatory regimes to which fund investments are or become subject.

REIT Investment Risk. The Fund’s investments in REITs will, among other things, be subject to many of the same risks as a direct investment in real estate. The stock prices of companies in the real estate industry, including REITs, are typically sensitive to changes in real estate values, property taxes, interest rates, cash flow of underlying real estate assets, occupancy rates, government regulations affecting zoning, land use, and rents, as well as the management skill and creditworthiness of the issuer.

In general, real estate values are affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs also depend generally on their ability to generate cash flow to make distributions to shareholders or unitholders and are subject to the risk of failing to qualify for favorable tax treatment under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be taxed as a corporation, and thus, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.

Exchange-Traded Fund Risk. To the extent the Fund may invest in securities of other investment companies, the Fund may invest in shares of ETFs. ETFs are investment companies that trade like stocks. The price of an ETF is derived from and based upon the securities held by the ETF. However, like stocks, shares of ETFs are not traded at NAV, but may trade at prices above or below the value of their underlying portfolios. The level of risk involved in the purchase or sale of an ETF is similar to the risk involved in the purchase or sale of a traditional common stock, except that the pricing mechanism for an ETF is based on a basket of securities. Thus, the risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile than the underlying portfolio of securities. Disruptions in the markets for the securities underlying ETFs purchased or sold by the Fund could result in losses on the Fund’s investment in ETFs. ETFs are subject to management fees and other fees that may increase their costs versus the costs of owning the underlying securities directly. The Fund may from time to time invest in

ETFs, primarily as a means of gaining exposure for its portfolio to the market without investing in individual securities, particularly in the context of managing cash flows into the Fund.

The Fund may rely on Rule 12d1-4 of the 1940 Act, which allows a fund to invest in other funds, including ETFs, in excess of the limits imposed by Section 12(d)(1) of the 1940 Act, subject to certain conditions specified in the Rule.

Other Investment Companies Risk. The Fund may invest in other investment companies, including open-end funds and ETFs. See “Exchange-Traded Funds Risk” above.

The Fund may purchase the securities of another investment company to temporarily gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class. The Fund might also purchase shares of another investment company to gain exposure to the securities in the investment company’s portfolio at times when the Fund may not be able to buy those securities directly. Any investment in another investment company would be consistent with the Fund’s investment objective and investment program.

The risks of owning another investment company are generally similar to the risks of investment directly in the securities in which that investment company invests. However, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. In addition, because ETFs trade on a secondary market, their shares may trade at a premium or discount to the actual NAV of their portfolio securities and their shares may have greater volatility because of the potential lack of liquidity.

Master Limited Partnership Risk. Investments in securities of an MLP involve risks that differ from investments in common stock, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unit-holders to sell their common units at an undesirable time or price. Certain MLP securities may trade in lower volumes due to their smaller capitalizations. Accordingly, those MLPs may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Investment in those MLPs may restrict the Fund’s ability to take advantage of other investment opportunities. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns.

In addition, the use of capital to seek to increase incentive distribution payments to the general partner may conflict with the interests of limited partners. Generally, incentive distribution payments involve the general partner receiving an increasing progressive share of MLP distributions. Although limited partners will receive an increased total distribution if the general partner achieves its incentive benchmarks, the percentage of the increased distribution received by the limited partners generally decreases at each benchmark level. As a result, any increased risk associated with the management of the MLP for the purpose of increasing distributions may not correspond with the incremental benefit received by the limited partners.

MLP Tax Risk. Much of the benefit that the Fund may derive from its investment in equity securities of MLPs is a result of MLPs generally being treated as partnerships for U.S. federal income tax purposes. Partnerships do not pay U.S. federal income tax at the partnership level. Rather, each partner of a partnership, in computing its U.S. federal income tax liability, must include its allocable share of the partnership’s income, gains, losses, deductions and tax credits. A change in current tax law, or a change in the business of a given MLP, could result in an MLP being treated as a corporation or other form of taxable entity for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax, excise tax or other form of tax on its taxable income (currently at a rate of 21% for federal corporate income tax). The classification of an MLP as a corporation or other form of taxable entity for U.S. federal income tax purposes could have the effect of reducing the amount of cash available for distribution by the MLP. In addition, it could cause such distributions paid by the MLP to be taxed to the Fund as: dividend income, to the extent it is from the MLP’s earnings and profits; return of capital, to the extent the MLP’s distributions are not paid from its earnings and profits and to the extent of (and in reduction of) the Fund’s basis in its MLP interest; or gain from the sale of the Fund’s MLP interest to the extent the distribution exceeds the MLP’s earnings and profits and the Fund’s basis in its MLP interest. Thus, if any of the MLPs owned by the Fund were treated as corporations or other form of taxable entity for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such MLPs could be materially reduced, which could cause a material decrease in the NAV of the Fund’s shares.

To the extent that the Fund invests in the equity securities of an MLP classified as a partnership, the Fund will be required to include in its taxable income the Fund’s allocable share of the income, gains, losses and deductions recognized by each such MLP and take into account its allocable share of the MLP’s tax credits, regardless of whether the MLP distributes cash to the Fund. The portion of an MLP’s distributions to the Fund, which is not derived from the MLP’s earnings and profits, generally will not be taxable unless the cash amount (or, in certain cases, the value of marketable securities) distributed exceeds the Fund’s basis in its interest in the MLP. Distributions received by the Fund from an MLP will reduce the Fund’s adjusted basis in its interest in the MLP, but not below zero. A reduced basis generally will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes on the sale of its interest in the MLP. Cash distributions from an MLP to the Fund (and, in certain cases, the value of marketable securities distributed by an MLP to the Fund) in excess of the Fund’s basis in the MLP generally will be taxable to the Fund as capital gain. The Fund will not benefit from current favorable federal income tax rates on long-term capital gains because it will be taxed as a corporation for federal income tax purposes.

Historically, energy and certain other MLPs have been able to offset a significant portion of their taxable income with tax deductions. The Fund will incur a current income tax liability on the portion of its share of the income and gain from each MLP investment that is not offset by its share of the MLPs’ tax deductions, by its share of the MLPs’ tax credits or by the Fund’s net operating loss carryforwards, if any. The percentage of an MLP’s income that is offset by the MLP’s tax deductions will fluctuate over time. For example, new acquisitions of depreciable property by MLPs tend to generate accelerated depreciation and other tax deductions, and therefore a decline in acquisition activity by such MLPs owned by the Fund could increase the Fund’s current tax liability. If the percentage of the income allocated to the Fund that is offset by tax deductions declines, or the Fund’s portfolio turnover increases, the Fund could incur increased tax liabilities and the portion of the distributions paid by the Fund that is treated as tax-deferred return of capital would be reduced and the portion treated as taxable dividend income would be increased. This generally would result in lower after-tax distributions to shareholders. If the amount of a Fund distribution to U.S. Shareholders exceeds the Fund’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of, and in reduction of, U.S. Shareholder’s tax basis in the shares, and thereafter as capital gain. Any such capital gain will be long-term capital gain if such U.S. Shareholder has held the applicable shares for more than one year. The portion of the distribution received by the U.S. Shareholder from the Fund that constitutes a return of capital will decrease the U.S. Shareholder’s tax basis in his or her Fund shares (but not below zero), which will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the U.S. Shareholder for tax purposes on the later sale of such Fund shares.

Depreciation or other cost recovery deductions passed through to the Fund from investments in MLPs in a given year generally will reduce the Fund’s taxable income (and earnings and profits), but those deductions may be recaptured in the Fund’s taxable income (and earnings and profits) in subsequent years when the MLPs dispose of their assets or when the Fund disposes of its interests in the MLPs. When deductions are recaptured, distributions to the Fund’s shareholders may be taxable, even though the shareholders at the time of the distribution might not have held shares in the Fund at the time the deductions were taken by the Fund, and even though the Fund’s shareholders at the time of the distribution will not have corresponding economic gain on their shares at the time of the distribution.

The portion of the distributions received by the Fund each year that is considered a return of capital from the MLPs will not be known until the Fund receives a schedule K-1 for that year with respect to each of its MLP investments. The Fund’s tax liability will not be known until the Fund completes its annual tax return. The Fund’s tax estimates could vary substantially from the actual liability and therefore the determination of the Fund’s actual tax liability may have a material impact on the Fund’s NAV. The payment of corporate income taxes imposed on the Fund will decrease cash available for distribution to shareholders.

Non-Diversified Fund Risk. Funds that are non-diversified can invest a greater percentage of their assets in a single issuer or a group of issuers, and, as a result, may be subject to greater credit, market, and other risks than a diversified fund. The poor performance by a single issuer may have a greater impact on the performance of a non-diversified fund than a diversified fund. A non-diversified fund’s shares tend to be more volatile than shares of a diversified fund and are more susceptible to the risks of focusing investments in a small number of issuers or industries, and the risks of a single economic, political or regulatory occurrence. Notwithstanding the Fund’s status as a “non-diversified” investment company under the 1940 Act, the Fund intends to qualify as a regulated investment company accorded special tax treatment under the Internal Revenue Code, which imposes its own diversification requirements that are less restrictive than the requirements applicable to “diversified” investment companies under the 1940 Act. The Fund’s intention to qualify as a regulated investment company may limit its pursuit of its investment strategy and its investment strategy could limit its ability to so qualify.

New Fund Risk. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund. Liquidation of the Fund can be initiated without shareholder approval by the Board of Trustees if it determines that liquidation is in the best interest of shareholders. The timing of such liquidation may not be favorable and could have negative tax consequences for shareholders. From time to time, an Authorized Participant, a third-party investor, the Adviser or an affiliate of the Adviser, may invest in the Fund and hold its investment for a specific period of time in order to facilitate commencement of the Fund’s operations or for the Fund to achieve size or scale. There can be no assurance that any such entity would not redeem its investment or that the size of the Fund would be maintained at such levels, which could negatively impact the Fund. The Fund’s distributor does not maintain a secondary market in the shares.

Equity Securities Risk. Publicly held corporations may raise needed cash by issuing or selling equity securities to investors. When the Fund buys the equity securities of a corporation it becomes a part owner of the issuing corporation. Equity securities may be bought on domestic stock exchanges, foreign stock exchanges, or in the over-the-counter market. There are many different types of equity securities, including (without limitation) common stocks, preferred stocks, ADRs, and real estate investment trusts.

Investors buy equity securities to make money through dividend payments and/or selling them for more than they paid. The risks involved with investing in equity securities include (without limitation):

•Changing economic conditions: Equity securities may fluctuate as a result of general economic conditions, including changes in interest rates.
•Industry and company conditions: Certain industries or individual companies may come in and out of favor with investors. In addition, changing technology and competition may make the equity securities of a company or industry more volatile.
•Security selection: A portfolio manager may not be able to consistently select equity securities that appreciate in value or anticipate changes that can adversely affect the value of the Fund’s holdings. Investments in smaller and mid-size companies may be more volatile than investments in larger companies.

Management Risk. The investment strategies, practices and risk analysis used by the Sub-Adviser may not produce the desired results. The ability of the Fund to meet its investment objective is directly related to the Sub-Adviser’s investment strategies for the Fund. The value of your investment in the Fund may vary with the effectiveness of the Sub-Adviser’s research, analysis and asset allocation among portfolio securities. If the Sub-Adviser’s investment strategies do not produce the expected results, your investment could be diminished or even lost.

Various techniques can be used to increase or decrease the Fund’s exposure to changing security prices, interest rates, currency exchange rates, commodity prices or other factors that affect security values. These practices can be used in an attempt to adjust the risk and return characteristics of the Fund’s portfolio of investments. If the Sub-Adviser judges market conditions incorrectly or employs a strategy that does not correlate well with the Fund’s investments, these techniques could result in a loss, which in some cases may be unlimited, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of the Fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.

Market Risk: The value of the securities in which the Fund invests may be adversely affected by fluctuations in the financial markets, regardless of how well the companies in which the Fund invests perform. The market as a whole may not favor the types of investments the Fund makes. Also, there is the risk that the price(s) of one or more of the securities or other instruments in the Fund’s portfolio will fall or will fail to rise. Many factors can adversely affect a security’s performance, including both general financial market conditions and factors related to a specific company, government, industry, country, or geographic region. Extraordinary events, including extreme economic or political conditions, natural disasters, epidemics and pandemics, and other factors can lead to volatility in local, regional, or global markets, which can result in market losses that may be substantial. The impact of one of these types of events may be more pronounced in certain regions, sectors, industries, or asset classes in which the Fund invests, or it may be pervasive across the global financial markets. The timing and occurrence of future market disruptions cannot be predicted, nor can the impact that government interventions, if any, adopted in response to such disruptions may have on the investment strategies of the Fund or the markets in which the Fund invests.

Recent Market Events Risk. U.S. and international markets have experienced volatility in recent months and years due to a number of economic, political and global macro factors, including the impact of the coronavirus (COVID-19) global pandemic, which has at times resulted in a public health crisis, business interruptions, growth concerns in the U.S. and overseas, layoffs, rising unemployment claims, changed travel and social behaviors and reduced consumer spending. The effects of COVID-19 may lead to a substantial economic downturn or recession in the U.S. and global economies, the recovery from which is uncertain and may last for an extended period of time. Uncertainties regarding interest rates, political events, rising government debt in the U.S. and trade tensions have also contributed to market volatility. Global economies and financial markets are increasingly interconnected, which increases the possibility that conditions in one country or region might adversely impact issuers in a different country or region. In particular, a rise in protectionist trade policies, slowing global economic growth, risks associated with epidemic and pandemic diseases, risks associated with the United Kingdom’s departure from the European Union, the risk of trade disputes, and the possibility of changes to some international trade agreements, could affect the economies of many nations, including the United States, in ways that cannot necessarily be foreseen at the present time. Continuing market volatility as a result of recent market conditions or other events may have adverse effects on your account.

New Adviser Risk. The Adviser registered with the SEC in July 2021 and has not previously managed a mutual fund. Mutual funds and their advisers are subject to restrictions and limitations imposed by the 1940 Act and the Internal Revenue Code. As a result, investors do not have a long-term track record of managing a mutual fund from which to judge the newly-formed Adviser and the Adviser may not achieve the intended result in managing the Fund.